Excelsior Venture Investors III, LLC
N-SAR Item 77C


A special meeting of members of the Registrant was held on March 15, 2007 at the offices of the Registrant, 225 High
Ridge Road, Stamford, Connecticut 06905. The meeting was held for the following purposes: (1) to approve the election of four members of the Board of Managers of the Registrant, Mr. Hover, Mr. Bernstein, Mr. Murphy and Mr.
Imbimbo and (2) to approve the New Advisory Agreement for the Registrant with the Investment Adviser, to become effective upon completion of the sale of U.S. Trust
Corporation to The Bank of America Corporation.

The results of the proxy solicitation on the above matters were as follows:

Proposal 1: Election of Directors

                          For        Withheld
Gene M. Bernstein        127,052       856

John C. Hover II         127,202       706

Stephen V. Murphy        127,502       406

Victor F. Imbimbo, Jr.   127,502       406


Proposal 2: Approval of the New Advisory Agreement

       For         Against        Abstain
     127,498         306            104